SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission File Number 0-30215

Full name of registrant: POWER-SAVE ENERGY COMPANY

Former name if applicable: N/A

Address of principal executive office (street and number):

3940-7 Broad Street, #200,
San Luis Obispo, CA 93401

PART II
RULE 12b-25(b) AND (c)

             If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

             State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

              The Company has been unable to complete compilation of all necessary information due to the travel schedules and other responsibilities of its Chief Executive Officer and its President / Chief Financial Officer and the complexities of compliance with the Sarbanes-Oxley Act. The Company expects to complete all necessary functions as necessary to effect filing of its Annual Report on Form 10-KSB within 15 calendar days following the due date thereof.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael J. Forster        (866) 297-7192
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the fiscal year ended June 30, 2006 decreased to $1,688,097 from $1,914, 077 in the prior fiscal year. The decrease in international sales can be largely attributed to the decrease in sales to the Company's distributor in China. The Company's net loss decreased to $1,053,845 ($.05 per share) from $ 2,029,245 ($.12 per share) in the prior fiscal year. This decrease was due primarily to the implementation and completion of the consolidation of manufacturing facilities into the UK along with other cost reduction plans begun in fiscal year 2005.

POWER-SAVE ENERGY COMPANY
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By: /s/ Michael J. Forster
Michael J. Forster
President, Chief Executive Officer, and Chairman